ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 30, 2012	Confidential Submission
Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and
Section 24(b)(2) of the
Securities Exchange Act of 1934

EMAILED TO CFDRAFT.SUBMISSION@SEC.GOV

VIA SEC SECURE EMAIL PORTAL

CONFIDENTIAL SUBMISSION

Draft Registration Statement

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Bright Horizons Family Solutions Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. A copy of the Registration Statement has been submitted along with this letter to cfdraft.submission@sec.gov through the SEC Secure Email Portal (https://web1.zixmail.net/s/welcome.jsp?b=sec).

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2011. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, as an “emerging growth company,” the Company has omitted certain disclosures required by Form S-1 in accordance with the provisions of Title 1 of the JOBS Act, including certain compensation information.

- 2 -	August 30, 2012

Please direct all notices and communications with respect to this confidential submission to each of the following:

John G. Casagrande

General Counsel

200 Talcott Avenue South

Watertown, Massachusetts 02472

Telephone: (617) 673-8000

Facsimile: (617) 673-8629

With a copy to:

Craig E. Marcus

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts

Telephone: (617) 951-7000

Facsimile: (617) 951-7050

Alternatively, please feel free to contact me at (617) 235-4734 or rachel.phillips@ropesgray.com if you have any questions regarding this submission.

Very truly yours,

/s/ Rachel Phillips

Attachment

cc:	John Casagrande, Bright Horizons Family Solutions Inc.
Elizabeth Boland, Bright Horizons Family Solutions Inc.
Craig E. Marcus, Ropes & Gray LLP
D. Rhett Brandon, Simpson Thacher & Bartlett LLP
John Ericson, Simpson Thacher & Bartlett LLP